United States securities and exchange commission logo





                             July 15, 2021

       Matthew Gline
       Chief Executive Officer
       Roivant Sciences Ltd.
       Suite 1, 3rd Floor
       11-12 St. James Square
       London SW1Y4LB
       United Kingdom

                                                        Re: Roivant Sciences
Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed July 1, 2021
                                                            File No. 333-256165

       Dear Mr. Gline:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Material United States Tax Considerations, page 135

   1. Please delete the disclaimers on page 136 and 148 that material U.S. tax considerations are provided for
information purposes only.
   2. We note that Roivant believes it will not be treated as a U.S. corporation for U.S. federal income tax purposes and
the absence of guidance as to whether the transaction qualifies as as a reorganization for
tax purposes. Please provide a tax opinion noting the uncertainty with respect to whether
Roivant will be treated as a US corporation and the inability to
 Matthew Gline
FirstName  LastNameMatthew  Gline
Roivant Sciences Ltd.
Comapany
July       NameRoivant Sciences Ltd.
     15, 2021
July 15,
Page  2 2021 Page 2
FirstName LastName
         opine as to whether the transaction will qualify as a reorganization for tax purposes.
         Please identify counsel in your disclosure. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section II.B.1.c. and Section III.A. of Staff Legal Bulletin No. 19.
Material United Kingdom Tax Considerations, page 149

3. Please remove the disclaimers indicating that the discussion of material tax considerations are provided for informational purposes only.
4. We note that you have filed a short for tax opinion as exhibit 8.1. However the prospectus disclosure fails to identify tax counsel or clearly set forth counsel's opinion or the basis for such opinion. Please revise to eliminate the qualification of discussion as a "general summary" and set forth counsel's opinion and its bass for each material tax consequence.
         If counsel is unable to opine, clearly state its inability, provide a reason for the inability and discuss the possible alternatives and risks to investors of each tax consequence. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section II.B.1.c. and Section III.A.
         of Staff Legal Bulletin No. 19.
Background of the Business Combination, page 169

5. We note your response to comment 11 in which you state that you have removed references to a third party advisor; however, we note that page 170 states that the MAAC
         Sponsor managed the "coordination of third party advisors." Please advise and, if necessary, identify these third party advisors and their role with respect to evaluations, analysis and due diligence.
Summary of MAAC Financial Analysis, page 184

6. Please further explain how the presented comparable company and selected Precedent
         Transaction Analyses analyses support your determination that the equity value of Roivant is greater than the $7.3 billion pro forma equity value ultimately agreed upon.
Development Pipeline, page 237

7. We note your response to comment 16 and reissue the comment. Given that Riovant no longer holds a controlling interest in these companies and has a financial interest limited to the appreciation of your investment in these companies, it is not appropriate to include them in the list of product candidates in the pipeline. Please remove them from the table.
Platform Validation, page 246

8. We note your response to comment 18 please revise the title of this subsection and remove the statement that you believe Sumitomo's decision serves to validate the quality of your platform. The title and statement are speculative and imply that Sumitomo's decision is predictive of FDA efficacy determinations.
 Matthew Gline
Roivant Sciences Ltd.
July 15, 2021
Page 3

       You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                         Sincerely,
FirstName LastNameMatthew Gline
                                                         Division of
Corporation Finance
Comapany NameRoivant Sciences Ltd.
                                                         Office of Life
Sciences
July 15, 2021 Page 3
cc:       Derek Dostal
FirstName LastName